TYPE EX 99.77K CHNG ACCNT
<SEQUENCE>3
<FILENAME>letter77k.txt
DESCRIPTION CHANGE IN AUDITOR
TEXT
(i)On April 27, 2012 the Audit Committee and
Board of
Trustees of RevenueShares ETF Trust (the
Registrant)
terminated the services of Ernst & Young, LLP
(E&Y)
as independent registered public accounting firm to the Registrant.
(ii)The reports of E&Y on the financial
statements for the fiscal years ended June 30, 2011 and 2010 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.
(iii)In connection with the audits for the two most recent fiscal periods and through April 27, 2012, there have been no disagreements between the Registrant and E&Y on any matter of accounting principles, financial statement disclosure, or audit scope, which if not resolved to the satisfaction of E&Y would have caused them to make reference to the disagreement in their report on the financial statements for such years.
(iv)During the two most recent fiscal periods and through
April 27, 2012, there have been no reportable events (as defined in Regulation S-K Item
304(a)(1)(v)).
(v)The Registrant has requested that E&Y furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated
August 28, 2012,
is filed as Exhibit Q1 to Item 77K.
(vi)Following approval from the Board of Trustees, the Registrant engaged BBD, LLP (BBD) as its new independent registered public accounting firm on April 27, 2012. During the
Registrants two most recent fiscal periods and through
April 27, 2012 the Registrant did not consult with E&Y with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrants financial statements, or any other matters or reportable events as set forth in
Items 304(a)(1)(iv) and (v) of Regulation S-K.